

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED

82-3964



05005808

Our Ref.: HASE/JY/HI/0375

7th December, 2004

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

Dear Sirs,

We enclose for your information a copy of the Company's announcement dated 6th December, 2004 in respect of the Poll Results of the Company's Annual General Meeting, which has been advertised in newspapers on 7th December, 2004.

Yours faithfully,

John Yip
Company Secretary

Encl.

JY/pm



HENDERSON INVESTMENT LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0097)

ANNUAL GENERAL MEETING HELD ON 6TH DECEMBER, 2004 POLL RESULTS

At the Annual General Meeting (the "AGM") of Henderson Investment Limited (the "Company") held on 6th December, 2004, a poll was demanded by the Chairman of the meeting for voting on all the proposed resolutions as set out in the notice of the AGM dated 27th October, 2004. The poll results in respect of all the resolutions proposed at the AGM are as follows:

	Resolutions	Number of Votes (%)	
		For	Against
1.	To receive and consider the Audited Financial Statements and the Reports of the Directors and Auditors for the year ended 30th June, 2004.	2,025,988,518 (100.0000%)	0 (0.0000%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
2.	To declare a Final Dividend of HK$0.12 per share.	2,194,281,518 (100.0000%)	0 (0.0000%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
3.	To re-elect Mr. Gordon Kwong Che Keung as director.	2,185,639,819 (100.0000%)	0 (0.0000%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
	To re-elect Dr. Alex Wu Shu Chih as director.	2,185,659,819 (100.0000%)	0 (0.0000%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
	To re-elect Professor Ko Ping Keung as director.	2,185,659,819 (100.0000%)	0 (0.0000%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
	To re-elect Dr. Lee Shau Kee as director.	2,185,686,819 (100.0000%)	0 (0.0000%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
	To re-elect Sir Po-shing Woo as director.	2,185,659,819 (100.0000%)	0 (0.0000%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		

	To re-elect Mr. Lee Tat Man as director.	2,185,639,819 (100.0000%)	0 (0.0000%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
	To re-elect Mr. Lee King Yue as director.	2,185,659,819 (100.0000%)	0 (0.0000%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
	To re-elect Mr. Patrick Kwok Ping Ho as director.	2,185,639,819 (100.0000%)	0 (0.0000%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
	To re-elect Mr. Sit Pak Wing as director.	2,185,639,819 (100.0000%)	0 (0.0000%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
	To authorise the Board of Directors to fix the Directors' remuneration.	2,185,746,819 (99.9998%)	5,000 (0.0002%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
4.	To re-appoint Deloitte Touche Tohmatsu as Auditors and authorise the Directors to fix their remuneration.	2,185,737,518 (100.0000%)	0 (0.0000%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
5.	(A)To give a general mandate to the Directors to repurchase shares.	2,194,281,518 (99.1025%)	19,871,116 (0.8975%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
	(B)To give a general mandate to the Directors to allot new shares.	2,135,201,670 (96.4525%)	78,532,364 (3.5475%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
	(C)To authorise the Directors to allot new shares equal to the aggregate nominal amount of share capital purchased by the Company.	2,188,637,918 (98.8657%)	25,111,116 (1.1343%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
	(D)To increase the authorised share capital to HK$720,000,000.	2,140,895,270 (97.5650%)	53,431,248 (2.4350%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
6.	To amend the Articles of Association of the Company.	2,193,973,518 (99.9995%)	10,000 (0.0005%)
	As more than 75% of the votes were cast in favour of the resolution, the resolution was duly passed as a special resolution.		

The Company's share registrars, Standard Registrars Limited, was appointed as the scrutineer at the AGM for the purpose of vote-taking.

As at the date of the AGM, the total number of issued ordinary shares of the Company was 2,817,327,395 shares, the holders of which were entitled to attend and vote for or against the resolutions. There were no restrictions on any shareholders casting votes on any of the resolutions at the AGM.

By Order of the Board
John YIP Ying Chee
Secretary

Hong Kong, 6th December, 2004

As at the date of this announcement, the Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Tat Man, Lee King Yue, Eddie Lau Yum Chuen, Li Ning, Lee Ka Shing, Patrick Kwok Ping Ho, Ho Wing Fun, Lau Chi Keung, Donald Cheung Ping Keung, Augustine Wong Ho Ming, Suen Kwok Lam and Sit Pak Wing; (2) non-executive directors: Woo Po Shing, Philip Yuen Pak Yiu, Leung Hay Man and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Alex Wu Shu Chih and Ko Ping Keung.